UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Interim Period Ended October 31, 2011	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(Translation of registrant's name into English)

4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited Interim Condensed Consolidated Financial Statements as at and for the Three-Month Periods Ended October 31, 2011

99.2	Management’s Discussion and Analysis for the Period Ended October 31, 2011

99.3	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CFO

99.5	News Release Dated December 23, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAND TECHNOLOGY INC.
(Registrant)

Date: December 23, 2011	By:	/s/ Thomas M. O`Donnell
Thomas M. O`Donnell

	Title:	Chief Executive Officer